

We create **sports solutions**
that let **players play**
and **organizers organize**





This presentation contains offering materials prepared solely by TopScore without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

TopScore

Why We're Here

Sports organizations utilize time intensive, siloed, difficult to use, and outdated systems and processes to manage their organizations

Similar sports and activities benefit from being connected to other sports and activities like theirs

TopScore provides sport-centric registration platforms for event organizers and participants



Validation

400+
active sites and organizations using TopScore

350K+
users across several activity communities

$30M+
in payments collected across all clients and networks

TopScore

Opportunity

$39 billion
spent in the United States on sports fees annually

50 million
youth and adult participants in sports in the United States

$76.1 billion
of revenue in the global sports market annually

TopScore

Problem

1. **Clubs and Local Organizations** have poor IT knowledge & budget and prefer to spend time organizing and promoting their sport & organization

2. **Participants / Players** have to handle overly complicated paperwork or different platforms in order to practice their activity and play their sport

3. **National Governing Bodies** struggle to reach local players; fail to provide services for their member organizations and spend too much time/$ on IT

4. **Apparel Companies/Sponsors** have no direct connection to clubs and local organizations and thus difficulties reaching their target market

TopScore

Solution

1. **Clubs and Local Organizations** use TopScore to manage their web presence and benefit from connection with NGB and Apparel Companies

2. **Participants / Players** interact with TopScore for many different organizations, and only maintain one account on one system

3. **National Governing Bodies** use TopScore to manage memberships, events, and merchandise. TopScore platform connects them with local clubs

4. **Apparel Companies/Sponsors** sell gear directly to local league participants in their registration flows via TopScore

TopScore

Product


BAY AREA DISC
Vintage Hat 2016 (Masters)
Ocean Beach Goaltimate Competition 2016
NY SEVENS
New York 7s 2016
TRIDENT WATER POLO
Register for the Winter 2016-17 Season

SaaS for sports organizations
to handle everything from
member to event management

Our sports network platform allows

Organizations

- to build highly customizable websites adapted to the world of sports
- to set up registration systems with custom data and online fee collection
- to manage member accounts, events & leagues with scheduling & attendance tracking
- to handle marketing & communication with participants and sell products through a store

Participants

- to register & pay to enroll into a club or event and provide the required data
- to find and get all the necessary information you need
- to follow and/or provide live results for events
- to buy gear directly from your club

TopScore

Team

Our team of 8 full time people are all players & organizers with first-hand insights into customer problems. Alongside the leadership team we have 3 developers and 2 salespeople.



Christian Jennewein
CEO

4 years at French unicorn BlaBlaCar in engineering leadership roles

Developer at Criteo & Mappy; created FFindr in 2007 that got acquired by TopScore in 2014

Played several ultimate World & European championships with German National Team



David Vatz
CFO

5+ years at BNY Mellon in VP Product Management roles

Managed $55m Foreign Exchange Payments product

Captain of Pittsburgh Thunderbirds pro team, Treasurer of Pittsburgh ultimate



Vivek Devaraj
COO

Managing product and customer success

7+ years at PNC Financial Services Group in VP Strategy and Analytics roles

Past president of Pittsburgh Ultimate, captain of Pittsburgh-based touring team

TopScore

Revenue Model

3%

service fee on all
transactions

10%

commission on all
apparel partner sales

~3%

credit card
processing fee

TopScore

Financials



Total revenue *service + processing fees*

Gross processed *payments collected for our clients*

*projection

	2014	2015	2016	2017*
Gross processed	4.73M	7.63M	10.60M	20.80M
Total revenue	117K	211K	384K	871K

TopScore

Financials (continued)

Bootstrapped

Minimal debt

Current spend rate ~ $32k/month

Distributed team with minimal office expenses

Staff paid with cash + equity to keep cash burn down

TopScore

Growth Strategy

Work with sports National Governing Bodies - build on current base of 18 NGB customers

New markets - Water Polo, Rugby, Basketball, Facilities

Sign new strategic merchandising partners
- 10% commission vs. 3%
- Companies looking for ways to reach their customers

Continue to build existing networks
- Ultimate - 50% YOY growth
- Spikeball - 77% YOY growth

TopScore

Funding Required

Seeking $500K to drive growth

Invest in sales

    Hire salespeople (each brings ~$75k of new business/year)

    Improve sales tools, increase travel, presence at trade shows, etc

Invest in product

    Hire developers

    Improve product experience

TopScore